EXHIBIT 1A – 3A

TECHSOUP

COMMUNITY INVESTMENT NOTE

Principal Amount:	$______.00	San Francisco, CA
(Minimum investment amount is $50.00)		Date: ___________

Borrower:	TechSoup Global	Lender Name:
	435 Brannan Street, Suite 100 San Francisco, California 94107	Address:

CONTINGENT PROMISE TO PAY: Subject to the contingencies and adjustments set forth below, and further subject to the Investment Subscription Agreement signed by Lender, TechSoup Global, a California nonprofit corporation (“Borrower”) promises to pay to ____________________ (“Lender”), the principal amount of ______________ and 00/100 U.S. Dollars ($_____.00) or such lesser amount as actually loaned by Lender to Borrower under this Note, together with interest at the fixed rate of two percent (2%) per annum on the unpaid principal balance (as it may be adjusted as set forth below) from this Note date until paid in full. Interest will be calculated based on actual days elapsed and a 365-day year. Borrower will pay Lender via ACH to Lender’s account information provided, or if no ACH has been provided, at Lender's address shown above or at such other place as Lender may designate in writing.

PROCEEDS OF THE NOTE: This Investment Note is one of a series of notes being issued by the Borrower for the specific purpose of funding the future strategic plans of TechSoup. The proceeds of this Loan and the proceeds of other loans in this series will be used in accordance with the TechSoup Offering Statement.

PAYMENTS OF PRINCIPAL AND INTEREST:

Interest payments will be made yearly for investments over $100. For investments of $100 or less, the interest will be compounded annually and added to the principal balance of the Note. Borrower will pay Lender its principal and all accrued and unpaid interest within 60 days following Maturity Date. The Maturity Date is June 30, 2023.

Borrower shall also be provided the opportunity to convert the principal balance into donation to TechSoup, and if a donation is made, TechSoup will provide Borrower with appropriate documentation regarding such a donation.

Notwithstanding any other provision contained herein, Borrower shall have the right to prepay any or all of the principal and outstanding interest owed hereunder at any time without penalty or premium.

NONRECOURSE: The Lender acknowledges and agrees that the Loan is unsecured and is made without recourse to the Borrower.

GOVERNING LAW: This Note has been drawn in and will be governed by the laws of the State of California.

COMMERCIAL LOAN: This is a commercial loan, and the proceeds of this loan will not be used for personal, family, or household purposes, but instead will be used solely for business purposes. This transaction is not a consumer transaction subject to California law, Federal Reserve Board Regulations, or any other “consumer protection” statues, regulations, or restrictions, without exception.

INCORPORATION OF ALL DISCUSSIONS: This Note supersedes all discussions and negotiations between Borrower and Lender concerning repayment of the indebtedness evidenced hereby.

ILLEGALITY: If any provision of this Note is held by a court of competent jurisdiction to be illegal or unenforceable, such provision will be deemed limited or excised from this Note to the least degree necessary to give effect to the intentions of the parties as expressed in this Note.

SUCCESSOR INTERESTS: The terms of this Note shall be binding upon Borrower, and upon Borrower’s heirs, personal representatives, successors and assigns, and will inure to the benefit of Lender and its successors and assigns.

BORROWER:

TechSoup Global

Signature:

Name:

Title:

Date: